FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS (REVISED)

FOR THE SIX MONTH PERIOD
ENDED JUNE 30, 2018

(UNAUDITED – PREPARED BY MANAGEMENT)

Notice to Reader

Under National Instrument 51-102, Part 4, paragraph 4.3(3)(a), if an auditor has not performed a review of interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying revised unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these revised unaudited condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

FSD PHARMA INC.

Condensed Interim Consolidated Statements of Financial Position (unaudited)

(Expressed in Canadian Dollars)

		As at	As at
		June 30	December 31
	Note	2018	2017

ASSETS
Current
Cash and cash equivalents		$31,704,577	$4,739,988
Sales taxes recoverable		520,964	294,508
Biological assets	8	152,913	-
Prepaid and other assets		187,362	353,160
Total current assets		32,565,816	5,387,656

Non-current
Other investments	9	8,699,991	-
Property, plant and equipment	10	11,534,312	8,292,038
Total non-current assets		20,234,303	8,292,038

Total assets		$52,800,119	$13,679,694

LIABILITIES
Current
Trade payables		$307,887	$1,265,996
Total current liabilities		307,887	1,265,996

SHAREHOLDERS' EQUITY
Class A share capital	11	201,500	201,500
Class B share capital	11	57,602,104	12,794,962
Warrants	11	5,703,006	-
Contributed surplus	12	5,714,521	3,612,500
Deficit		(16,728,899)	(4,195,264)
Total shareholders' equity		52,492,232	12,413,698

Total liabilities and shareholders' equity		$52,800,119	$13,679,694

Basis of preparation and going concern assumption (note 2)

Approved by the Board:

(signed) Donal Carroll	Director

(signed) Gerry Goldberg	Director

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements

FSD PHARMA INC.

Condensed Interim Consolidated Statements of Comprehensive Loss (unaudited)

(Expressed in Canadian Dollars)

		3 months ended		6 months ended
		June 30	June 30	June 30	June 30
	Note	2018	2017	2018	2017

Revenue
Rental income		$28,340	$-	$68,323	$-
Other income		1,032	-	1,032	-
		29,372	-	69,355	-

Expenses
Advertising and promotion		3,187	-	268,510	-
Consulting fees		707,599	750	931,270	1,500
Depreciation	9	-		56,711	-
General and administrative		24,834	2,400	65,833	5,302
Insurance		-	-	74,682	-
Listing expense		-	-	14,749,048	-
Occupancy costs		248,529	18,700	526,508	37,401
Production and growing expenses		-	-	64,727	-
Professional fees		573,700	1,451	631,579	16,451
Salaries, wages and benefits		516,032	-	647,826	-
Shareholder and public company costs		-	-	10,000	-
Share based payments	12	1,390,900	-	2,076,296	-
		3,464,781	23,301	20,102,990	60,654

Loss from operations		(3,435,409)	(23,301)	(20,033,635)	(60,654)

Increase in fair value of investment	6	7,500,000	-	7,500,000	-

Net income (loss) and comprehensive income (loss) loss for the period		$4,064,591	$(23,301)	$(12,533,635)	$(60,654)

Income (loss) per Class B share:
Basic		$0.004	$(0.000)	$(0.012)	$(0.000)

Weighted average number of Class B subordinate voting shares outstanding
Basic		1,077,343,360	762,764,138	1,077,343,360	762,764,138

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements

FSD PHARMA INC.
Condensed Interim Consolidated Statements of Cash Flows (unaudited)
(Expressed in Canadian Dollars)

	6 months ended
	June 30	June 30
	2018	2017

Cash provided by (used in) operating activities
Net comprehensive loss for the period	$(12,533,635)	$(60,654)
Adjustments for:
Depreciation	56,711	-
Share based payments	2,076,296	-
Increase in fair value of investment	(7,500,000)	-
Changes in non-cash working capital items:
Sales taxes recoverable	(226,456)	(25,731)
Biological assets	(152,913)	-
Prepaid and other assets	165,798	5,614
Accounts payable and accrued liabilities	(958,109)	113,800
	(19,072,308)	33,029

Cash provided by (used in) investing activities
Other investments	(1,199,991)	-
Property and equipment	(3,242,274)	(386,985)
	(4,442,265)	(386,985)

Cash provided by (used in) financing activities
Share capital	50,479,162	568,243

Increase (decrease) in cash and cash equivalents	26,964,589	214,287

Cash and cash equivalents, beginning of the period	4,739,988	30,081

Cash and cash equivalents, end of the period	$31,704,577	$244,368

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements

FSD PHARMA INC.

Condensed Interim Consolidated Statements of Changes in Equity (unaudited)

(Expressed in Canadian Dollars)

	Class A shares		Class B shares		Warrants		Contributed
	Shares	Amounts	Shares	Amounts	Number	Amounts	surplus	Deficit	Total

Balances, January 1, 2017	15,000	$201,500	288,167,425	$893,794	-	$-	$-	$(670,749)	$424,545
Shares issued	-	-	19,594,586	568,243	-	-	-	-	568,243
Net comprehensive loss for the period	-	-	-	-	-	-	-	(60,654)	(60,654)
Balances, June 30, 2017	15,000	$201,500	307,762,011	$1,462,037	-	$-	$-	$(731,403)	$932,134

Balances, January 1, 2018	15,000	$201,500	762,764,138	$12,794,962	-	$-	$3,612,500.00	$(4,195,264)	$12,413,698
Shares issued	-	-	556,836,368	51,391,206	-	-	-	-	51,391,206
Share issuance costs	-	-	-	(6,584,064)	-	-	-	-	(6,584,064)
Warrant valuations	-	-	-	-	112,242,457	5,703,006	-	-	5,703,006
Share based payments	-	-	-	-	-	-	2,102,021	-	2,102,021
Net comprehensive loss for the period	-	-	-	-	-	-	-	(12,533,635)	(12,533,635)

Balances, June 30, 2018	15,000	$201,500	1,319,600,506	$57,602,104	112,242,457	$5,703,006	$5,714,521.00	$(16,728,899)	$52,492,232

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) June 30, 2018 and 2017

(Expressed in Canadian Dollars)

1. Corporate information

FSD Pharma Inc. ("FSD" or the "Company") was formed under the provisions of the Business Corporations Act (Ontario) (the "OBCA") on November 1 1998 pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Corporation, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. On May 24 2018 pursuant to the Articles of Amendment, the Company changed its name to "FSD Pharma Inc.". The head office of the Company is located at 1 Rossland Road West, Suite 202, Ajax, Ontario, L1Z 1Z2.

Currently, the Class B Subordinate Voting Shares of the Company ("Class B shares") are posted for trading in Canada on the Canadian Securities Exchange under the trading symbol "HUGE", in the United States of America on the OTC under the trading symbol "FSDDF", and on the Frankfurt Exchange under the “WKN: A2JM6M” and the ticker symbol “0K9".

Prior to August 2016, the Company was engaged in in the leasing of various kinds of operating and manufacturing equipment such as industrial and construction machinery. All leases have since been written off and the Company was inactive until March 9 2018 when the Company entered into agreements to acquire FV Pharma Inc. ("FV Pharma"), which was completed on May 24 2018. The acquisition of FV Pharma constituted a change of business for the Company (see note 4 – "Acquisition of FV Pharma" below). FV Pharma now operates as a wholly-owned subsidiary of the Company.

FV Pharma is in the business of the production and sale of medical cannabis in accordance with Health Canada’s Access to Cannabis for Medical Purposes Regulation (the “ACMPR”), issued pursuant to the Controlled Drugs and Substances Act (Canada).

FV Pharma received its license under section 22(2) of the ACMPR on October 13, 2017. The license effectively permits FV Pharma to acquire marijuana plants and/or seeds for the purpose of initiating plant growth and for conducting analytical testing within the confines of its facility located at 520 William Street, Cobourg, Ontario.

The license does not permit FV Pharma to sell medical cannabis. In order to proceed with the sale of medical cannabis, FV Pharma will first have to obtain an amendment to its license from Health Canada. The granting of such an amendment is dependent upon FV Pharma demonstrating compliance with the quality control standards and the good production practices as established under subdivision D of the ACMPR, as well as Health Canada completing an inspection with respect to record-keeping, security measures, packaging, labelling, shipping, and other requirements prescribed by the ACMPR. Health Canada may then issue an extended license which would allow FV Pharma to sell or provide fresh or dried marijuana or cannabis oil to patients of FV Pharma, or such other persons who are permitted to purchase cannabis products under subsection 22(2) of the ACMPR.

On June 21 2018, Bill C-45 (the Cannabis Act) formally received Royal Assent in Canada’s Parliament. The bill officially becomes law on October 17 2018 when retail sales begin, according to an announcement by Canada’s federal government. The law effectively signals the end of 95 years of prohibition on the sale and consumer use of cannabis in Canada, a historic moment for Canadians and the cannabis sector. Canada is the first G7 country to legalize the adult consumer use of cannabis.

2. Basis of preparation and summary of significant accounting policies

These interim consolidated financial statements (the "financial statements") are unaudited and have been prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), using accounting policies of International Financial Reporting Standards ("IFRS") and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) June 30, 2018 and 2017

(Expressed in Canadian Dollars)

As the acquisition of FV Pharma was treated as a reverse takeover (see note 4 – "Acquisition of FV Pharma Inc.") and that FV Pharma was not a reporting issuer prior to the acquisition date, prior period information has not been prepared on a basis consistent with the most recent interim information.

These financial statements are presented in Canadian dollars, which is also the Company's functional currency.

The financial statements were authorized for issue by the Board of Directors on September 10, 2018.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

Going concern of operations

The Company is in the preliminary stages and has not yet determined whether its processes are economically viable. The continued operations of the Company and the recoverability of amounts shown for property and equipment assets is dependent upon the ability of the Company to obtain financing to complete the development of its extraction processes, and if they are proven successful, the existence of future profitable production, or alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis, all of which are uncertain.

The amount shown for property and plant equipment does not necessarily represent its present or future value. Changes in future conditions could require a material change in the amount recorded for property and plant equipment. These financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Although the Company has a positive working capital position as at June 30, 2018, it will need to raise additional capital in the near term to fund its ongoing operations and business activities. As a result of these circumstances, there are material uncertainties which cast significant doubt as to the appropriateness of the going concern presumption. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and classifications in the statement of financial position that may be necessary were the Company unable to continue as a going concern and these adjustments could be material.

Basis of measurement

These financial statements have been prepared on a historical cost basis, with the exception of financial instruments classified as at fair value through profit or loss, which are measured at fair value. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Significant accounting judgments and estimates

The preparation of these financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) June 30, 2018 and 2017

(Expressed in Canadian Dollars)

3. Summary of significant accounting policies

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short- term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. For cash flow statement presentation purposes, cash and cash equivalents includes bank overdrafts.

Valuation of Biological Assets

Biological assets, consisting of cannabis plants, are measured at fair value less costs to sell up to the point of harvest. Determination of the fair values of the biological assets requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the cannabis up to the point of harvest, sales price, and expected remaining future yields for the cannabis plants.

Property and equipment

On initial recognition, property and equipment are valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property and equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

The cost of replacing part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statements of comprehensive loss as incurred.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statements of comprehensive loss during the financial period in which they occurred.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other income in the statements of comprehensive loss.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) June 30, 2018 and 2017

(Expressed in Canadian Dollars)

Depreciation is recognized in the statements of comprehensive loss and is based on the estimated useful lives of the assets is provided as follows:

Computer equipment	30% declining balance
Furniture, fixtures and equipment	20% declining balance.
Facility under development	Not amortized
Land	Not amortized.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted, if appropriate.

Restoration, rehabilitation and environmental obligations

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the development or ongoing production of an interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates using a pretax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either a unit-of-production or the straight-line method as appropriate. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage that is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

Impairment of non-financial assets

Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset's cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets. The Company has one cash-generating unit for which impairment testing is performed.

An impairment loss is charged to the profit or loss, except to the extent they reverse gains previously recognized in other comprehensive loss/income.

Financial instruments

Financial assets

The Company recognizes financial assets and financial liabilities when the Company becomes a party to a contract. Financial assets and financial liabilities, with the exception of financial assets classified as at fair value through profit or loss, are measured at fair value plus transaction costs on initial recognition. Measurement in subsequent periods depends on the classification of the financial instrument.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) June 30, 2018 and 2017

(Expressed in Canadian Dollars)

i) Financial assets at fair value through profit or loss (FVTPL)

Financial assets are classified as FVTPL when acquired principally for the purpose of trading, if so designated by management (fair value option), or if they are derivative assets that are not part of an effective and designated hedging relationship. Financial assets classified as FVTPL are measured at fair value, with changes recognized in the statements of operations.

The Company’s financial assets classified as FVTPL include cash and cash equivalents.

ii) Loans and receivables

Loans and receivables are non-derivative financial assets that have fixed or determinable payments and are not quoted in an active market. Subsequent to initial recognition, loans and receivables are carried at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of an instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the instrument to the net carrying amount on initial recognition.

Sundry receivables is classified as loans and receivables.

iii) Available for sale investments

Available-for-sale financial assets are non-derivative financial assets that are either designated as such by management or not classified in any of the other categories. Available-for-sale financial assets are measured at fair value with changes recognized in other comprehensive income. Upon sale or impairment, the accumulated fair value adjustments recognized in other comprehensive income are recorded in the statements of operations.

The Company does not currently hold any available-for-sale financial assets.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period.

Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been negatively impacted. Evidence of impairment could include:

• significant financial difficulty of the issuer or counterparty; or

• default or delinquency in interest or principal payments; or

• the likelihood that the borrower will enter bankruptcy or financial re-organization.

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of accounts receivable, where the carrying amount is reduced through the use of an allowance account. When an account receivable is considered uncollectible, it is written off against the allowance account.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) June 30, 2018 and 2017

(Expressed in Canadian Dollars)

Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the statements of comprehensive income/loss.

If in a subsequent period the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

i) Other financial liabilities

Financial liabilities are classified as other financial liabilities based on the purpose for which the liability was incurred, and comprise of accounts payable and accrued liabilities and due to related parties. These liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the statement of financial position. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Accounts payable and accrued liabilities represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. These payable amounts are unsecured and are usually paid within 30 days of recognition.

Provisions

Rehabilitation provision

The Company is subject to various government laws and regulations relating to environmental disturbances caused by development and evaluation activities. The Company records the present value of the estimated costs of legal and constructive obligations required to restore the exploration sites in the period in which the obligation is incurred. The nature of the rehabilitation activities includes restoration, reclamation and revegetation of the affected sites.

The rehabilitation provision generally arises when the environmental disturbance is subject to government laws and regulations. When the liability is recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related mining assets. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.

Additional environment disturbances or changes in rehabilitation costs will be recognized as additions to the corresponding assets and rehabilitation liability in the period in which they occur.

Other provisions

Provisions are recognized for liabilities of uncertain timing or amount that have arisen as a result of past transactions, including legal or constructive obligations. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) June 30, 2018 and 2017

(Expressed in Canadian Dollars)

Income taxes

Income tax expense comprises of current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company's common shares and share purchase warrants are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Earnings/loss per share

Basic earnings/loss per share is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period.

Diluted earnings/loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted.

Share based payments

The fair value of equity-settled share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

The fair value is measured at the grant date and is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) June 30, 2018 and 2017

(Expressed in Canadian Dollars)

Fair value hierarchy

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of cash and short term financial instruments approximates their carrying amounts due to the relatively short period to maturity. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the statement of financial position, have been prioritized into three levels as per the fair value hierarchy.

Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities. Level two includes inputs that are observable other than quoted prices included in level one. Level three includes inputs that are not based on observable market data. Unless otherwise noted, all financial instruments are level one.

Recent accounting pronouncements

Effective January 1, 2018, the Company has adopted the following new and revised standards, along with any consequential amendments. These changes were made in accordance with the applicable transitional provisions.

(a) IFRS 2, Share-based Payment (“IFRS 2”) - In June 2016, the IASB issued amendments to IFRS 2, which expands upon the guidance for recognizing a liability for cash-settlement of a share-based payment as well as transactions with a net settlement feature for withholding tax obligations. These amendments are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The adoption of this standard has had no effect on the Company's financial reporting.

(b) IFRS 4, Insurance Contracts (“IFRS 4”) - In September 2016, the IASB issued amendments to IFRS 4, which permits insurers to apply the overlay approach to designated financial assets and to reclassify in specified circumstances some or all of their financial assets so that the assets are measured at fair value through profit or loss. These amendments are effective for periods beginning on or after January 1, 2018. Earlier application is permitted. The adoption of this standard has had no effect on the Company's financial reporting.

(c) IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), was issued in May 2015, which replaced IAS 11, Construction Contracts, IAS 18, Revenue Recognition, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions Involving Advertising Services. IFRS 15 provides a single, principles based five step model that will apply to all contracts with customers with limited exceptions, including, but not limited to, leases within the scope of IAS 17; financial instruments and other contractual rights or obligations within the scope of IFRS 9, IFRS 10, Consolidated Financial Statements and IFRS 11, Joint Arrangements. In addition to the five-step model, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. The incremental costs of obtaining a contract must be recognized as an asset if the entity expects to recover these costs. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities. IFRS 15 is required for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The adoption of this standard has had no effect on the Company's financial reporting.

(d) IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories; amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or fair value through other comprehensive income. The effective date of this standard was January 1, 2018. The Company has adopted this new standard as of its effective date on a retrospective basis. The 2017 comparatives were not restated. As a result of the new classification model and measurement requirements under IFRS 9, the Company has elected to classify the available for sale investments as fair value through other comprehensive income. Due to the adoption of IFRS 9, during the six months ended June 30, 2018, a gain of $7,500,000 on the investments held as fair value through other comprehensive income were recorded in other comprehensive income. The new classification and measurement of the Company’s financial assets are as follows:

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) June 30, 2018 and 2017

(Expressed in Canadian Dollars)

(i) Equity instruments at fair value through other comprehensive income (“FVTOCI”)

This category only includes equity instruments, which the Company intends to hold for the foreseeable future and which the Company has irrevocably elected to so classify upon initial recognition or transition. The Company classified its investment as an equity instrument at FVTOCI. Equity instruments in this category are subsequently measured at fair value with changes recognized at other comprehensive income, with no recycling of gains or losses to profit or loss upon derecognition. Equity instruments at FVTOCI are not subject to an impairment assessment under IFRS 9.

(ii) Amortized cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect the contractual cash flows that meet the solely principal and interest (“SPPI”) criterion. Financial assets classified in this category are carried at amortized cost using the effective interest method.

(iii) Fair value through profit or loss

This category includes derivative instruments and equity instruments which the Company has not irrevocably elected, at initial recognition or transition, to classify as FVTOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in profit or loss. The assessment of the Company’s business models was made as of the date of the initial application, January 1, 2018, and then applied retrospectively to those financial assets that were not derecognized before January 1, 2018.

The Company has made the following classifications with respect to its financial instruments:

- Cash is classified as FVTPL, which is measured at fair value.

- Investments are classified as FVTOCI, and are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss).

- Accounts payable and accrued liabilities and convertible debentures are classified as other financial liabilities, which are measured at amortized cost, using the effective interest method.

Financial assets measured at amortized cost, are assessed for indicators of impairment at the end of each reporting period. A financial asset is considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the discounted estimated future cash flows of the financial asset have been impacted.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) June 30, 2018 and 2017

(Expressed in Canadian Dollars)

(iv) Impairment of financial assets

The adoption of IFRS 9 has fundamentally changed the Company’s accounting of impairment losses for financial assets by replacing IFRS 39’s incurred loss approach with a forward-looking expected credit loss (“ECL”) approach. IFRS 9 requires the Company to record an allowance for ECLs for all debt financial assets not held at fair value though profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation of the asset’s original effective interest rate.

(v) Inventory

Inventories of products for resale and supplies and consumables are valued at the lower of cost and net realizable value, with cost determined using the average cost basis.

(vi) Interests in equity-accounted investees and joint ventures

The Company’s interest in equity accounted investees is comprised of its interest in a joint venture.

In accordance with IFRS 11 – Joint Arrangements; a joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in joint ventures are accounted for using the equity method in accordance with IAS 28. They are recognized initially at cost, which includes transaction costs. After initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity accounted investees until the date on which significant influence or joint control ceases. Unrealized gains and losses on transactions between the Company and its joint ventures are eliminated to the extent of the Company’s interest in those entities. Where unrealized losses are eliminated, the underlying asset is also tested for impairment.

4. Acquisition of FV Pharma Inc.

The Company executed a definitive business combination agreement on March 9 2018 with FV Pharma (the "Definitive Agreement"), whereby FV Pharma would be combined with the Company to continue the business of FV Pharma as a medical cannabis producer.

Under the terms of the Definitive Agreement, the Transaction was completed by way of a "three-cornered amalgamation" pursuant to the provisions of the Business Corporations Act (Ontario), whereby 2620756 Ontario Inc., a wholly-owned subsidiary of the Company amalgamated with FV Pharma (the "Amalgamation"), and the amalgamated entity is now a wholly-owned subsidiary of the Company.

Pursuant to the terms of the Definitive Agreement and in connection with the Amalgamation:

• the Company amended its articles to: (i) amend and designate its outstanding common shares (the "Existing Century Shares") as Class B subordinate voting shares (the "Century Class B Shares"); and (ii) create a new class of Class A multiple voting shares (the "Century Class A Shares");

• holders of outstanding Class A common voting shares of FV Pharma (the "FV Class A Shares") received one (1) Century Class A Share for each one (1) FV Class A Share held;

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) June 30, 2018 and 2017

(Expressed in Canadian Dollars)

• holders of outstanding Class B common non-voting shares of FV Pharma (the "FV Class B Shares" and, together with the FV Class A Shares, the "FV Shares"), including FV Class B Shares issued on conversion of the Subscription Receipts, received one (1) Century Class B Share for each one (1) FV Class B Share held; and

• all outstanding options to purchase FV Shares and options to purchase Existing Century Shares were exchanged, on an equivalent basis, for options to purchase Century Class B Shares, and all outstanding warrants to purchase FV Class B Shares and warrants to purchase Existing Century Shares were exchanged, on an equivalent basis, for warrants to purchase Century Class B Shares.

The Definitive Agreement included a number of conditions common to transactions of this type, all of which were satisfied.

As a result of obtaining 100% of the shares of FV Pharma, the Company has accounted for this transaction by the purchase method of accounting known as a "reverse takeover" as the issuance of shares to the former shareholders of FV Pharma resulted in the former shareholders of FV Pharma holding a majority of the issued and outstanding shares of the Company. Under this method of accounting, FV Pharma (the legal subsidiary) is deemed to the acquirer, the Company (the legal parent) is deemed to be the acquired company. The acquisition was negotiated and completed at arm’s length.

At acquisition date, the transaction was recorded as follows:

Amount ($)

Exchange of Class A shares	201,500
Exchange of Class B shares	9,761,532
Exchange of stock options	25,725
Exchange of warrants	118,875
Total consideration paid	10,107,632

Cash	2,041,501
Sales taxes recoverable	23,545
Accounts payable	(44,058)
Net assets received	2,020,988

Listing expense	8,086,644

5. Critical accounting estimates and judgments

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

(i) the recoverability of accounts receivable that are included in the statement of financial position;

(ii) the revaluation of financial assets and liabilities on an annual basis;

(iii) the estimated useful lives and residual value of property and equipment which are included in the financial statements and the related depreciation included in profit or loss;

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) June 30, 2018 and 2017

(Expressed in Canadian Dollars)

(iv) the inputs used in accounting for share based payment transactions and in valuation of warrants included in financial assets at fair value through profit or loss; and

(v) management's judgment in determining the functional currency of the Company as Canadian Dollars.

Critical accounting judgments

Valuation of Biological Assets

Biological assets, consisting of cannabis plants, are measured at fair value less costs to sell up to the point of harvest. Determination of the fair values of the biological assets requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the cannabis up to the point of harvest, sales price, and expected remaining future yields for the cannabis plants.

Income taxes and recovery of deferred tax assets

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements.

Restoration, rehabilitation and environmental obligations

Management's assumption of no material restoration, rehabilitation and environmental exposure, is based on the facts and circumstances that existed in the current and prior periods.

6. Financial instruments and risk exposures

The Company’s financial instruments consist of cash and cash equivalents and sundry receivables, accounts payable and accrued liabilities, and due to related parties.

The fair value measurement of assets and liabilities recognized on the statement of financial position are categorized into levels within a fair value hierarchy based on the nature of valuation inputs.

The fair value hierarchy has the following levels:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3: Inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents are classified as Level 1 within the fair value hierarchy.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) June 30, 2018 and 2017

(Expressed in Canadian Dollars)

The fair values of sundry receivables and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of these instruments. Financial assets and financial liabilities were as follows:

			Assets/(liabilities)
	Other	Loans and	at fair value	Available for sale	Total
	liabilities	receivables	through profit/loss	financial assets
	($)	($)	($)	($)	($)
Cash and cash equivalents	-	-	31,704,577	-	31,704,577
Sales taxes receivable	-	520,964	-	-	520,964
Sundry receivables and prepaids	-	187,362	-	-	187,362
Other investments			8,699,991	-	8,699,991
Accounts payable and accrued liabilities	307,887	-	-	-	307,887

The Company’s activities expose it to a variety of financial risks: currency risk, credit risk, liquidity risk, interest rate risk and commodity price risk. Risk management is carried out by the Company’s management with guidance from the Audit Committee. It is management’s opinion that the Company is not exposed to significant credit risk, currency or market risks arising from the financial instruments.

Currency risk

As the majority of the Company’s expenditures are in Canadian dollars, the Company limits its exposure to currency risk by maintaining the majority of its cash and cash equivalents in Canadian dollars.

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk due to the short-term nature of its financial instruments.

Commodity price risk

The Company is not exposed to any material commodity price risk.

Sensitivity analysis

The Company believes the sensitivity to a plus or minus 1% change in interest rates would not have a significant impact on the reported net loss for the period ended June 30, 2018.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, or can only do so at excessive cost. The Company does not yet generate revenues from its principal marijuana operations and has been generating cash flows primarily from financing activities for the periods ended June 30, 2018 and December 31, 2017.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) June 30, 2018 and 2017

(Expressed in Canadian Dollars)

The following is an analysis of financial obligations based on their due dates:

	Less than 1 year	1-5 years	More than 5 years	Totals
	($)	($)	($)	($)

June 30, 2018:
Accounts payable	307,687	-	-	307,687

December 31, 2017:
Accounts payable	1,265,996	-	-	1,265,996

The following is a liquidity analysis of the Company's assets:

		Liquidity by period
	Less than 1 year	More than 1 year	Non-liquid	Totals
	($)	($)	($)	($)

June 30, 2018:
Cash	31,704,577	-	-	31,704,577
Sales tax recoverable	520,964	-	-	520,964
Biological assets	152,913	-	-	152,913
Prepaid and other assets	187,362	-	-	187,362
Other investments	-	8,699,991	-	8,699,991
Property, plant and equipment	-	11,534,312	-	11,534,312

December 31, 2017:
Cash	4,739,988	-	-	4,739,988
Sales tax recoverable	294,508	-	-	294,508
Biological assets	-	-	-	-
Prepaid and other assets	353,160	-	-	353,160
Other investments	-	-	-	-
Property, plant and equipment	-	8,292,038	-	8,292,038

There have been no changes to the Company's liquidity risk management policies since December 31, 2017. See note 2 for discussion of going concern risk.

Considering the available liquidity as at June 30, 2018, the expected burn rates from operations and future commitments, the Company's exposure to liquidity risk as at June 30, 2018 is considered high. The Company expects to address this risk by raising funds through external financing as needed.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All of the Company's cash is deposited with a highly-rated financial institution and harmonized sales taxes are due from the Government of Canada, and accordingly, management considers credit risk to be low. There have been no changes to the Company's credit risk management policies since December 31, 2017.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) June 30, 2018 and 2017

(Expressed in Canadian Dollars)

The Company's maximum exposure to credit risk is presented below. All loans and receivables are current and are due within 30 days.

	June 30, 2018	December 31, 2017
	($)	($)

Cash	31,704,577	4,737,988
Sales taxes receivable	520,964	294,508
Biological assets	152,913	-
Prepaid and other assets	187,362	353,160
	32,565,816	5,387,656

7. Capital management

The Company manages its capital with the following objectives:

• to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and

• to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the board of directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, reserves and deficit which at June 30, 2018 totaled $52,492,232.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on activities related to its business activities.

The Company’s capital management objectives, policies and processes have remained unchanged during the year ended June 30, 2018.

The Company is not subject to any externally imposed capital requirements.

8. Biological assets

Biological assets consist of cannabis plants. As at June 30, 2018, these assets consist of juvenile plants which were purchased during the prior quarter and are in the process of being grown.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) June 30, 2018 and 2017

(Expressed in Canadian Dollars)

9. Other investments

The Company currently holds interests in other companies related to the cannabis industry as follows:

	Number of	Value
	shares	($)
SciCann Therapeutics Inc.	58,823	999,991
Cannara Biotech Inc.	75,000,000	7,500,000
High Tide Ventures Inc.	200,000	200,000
		8,699,991

Carrying amounts represent their approximate fair values. In the case fair value is not readily determined, cost is used as the carrying amount.

10. Property, plant and equipment

On November 9, 2017 the Company purchased a 620,000 square foot indoor plant which comprises its licensed facility at 520 William Street, Cobourg, Ontario for $5,500,000. The facility was acquired for the purpose of producing medical cannabis pursuant to its cultivation license under the ACMPR. Construction is still required to prepare the facility for additional production capacity. There are no components of the facility which are completed or available for use as at December 31, 2017 and 2016, and therefore no amortization has been recorded.

A continuity of property, plant, and equipment for the period ended June 30, 2018 and for the year ended December 31, 2017 is as follows:

	Furniture,
	fixtures and		Facility under
	equipment	Computers	development	Land	Totals
	($)	($)	($)	($)	($)

Cost:
Balance, January 1, 2017	123,218	-	-	-	123,218
Additions	-	-	7,068,820	1,100,000	8,168,820
Disposals	-	-		-	-
Balance, December 31, 2017	123,218	-	7,068,820	1,100,000	8,292,038
Additions	220,103	149,191	2,929,691	-	3,298,985
Balance, June 30, 2018	343,321	149,191	9,998,511	1,100,000	11,591,023

Accumulated depreciation:
Balance, January 1, 2017	-	-	-	-	-
Depreciation for the year	-	-	-	-	-
Balance, December 31, 2017	-	-	-	-	-
Depreciation for the period	34,332	22,379	-	-	56,711
Balance, June 30, 2018	34,332	22,379	-	-	56,711

Carrying amounts:
At December 31, 2017	123,218	-	7,068,820	1,100,000	8,292,038
At June 30, 2018	308,989	126,812	9,998,511	1,100,000	11,534,312

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) June 30, 2018 and 2017

(Expressed in Canadian Dollars)

11. Share capital and reserves

Common shares summary

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value.

All shares are ranked equally with regards to the Company's residual assets.

Class A shares

The holders of Class A shares are entitled to 18.444 votes per share at meetings of the Company.

The following is a summary of changes in Class A share capital:

	Number of	Amount
Date	Shares	($)

Balance, December 31, 2017 and June 30, 2018	15,000	201,500

Class B shares

The following is a summary of changes in Class B shares:

		Number of	Amount
Date		Shares	($)

January 1, 2018	Balances	573,506,871	12,794,962
January 1, 2018 (a)	1 for 1.33 share split	189,257,267
March 9, 2018 (b)	Private placement	127,598,403	11,483,856
	Allocation to warrants		(546,539)
March 26, 2018 (c)	Private placement	31,536,454	2,838,281
March 26, 2018 (d)	Finder's fee	31,848,048	2,866,324
March 28, 2018 (e)	Private placement	243,561,510	21,920,536
	Allocation to warrants		(1,044,329)
April 18, 2018 (f)	Private placement	12,457,936	1,121,214
May 8, 2018 (g)	Private placement	1,372,553	123,530
May 24, 2018 (h)	Acquisition of Century Financial Capital Group Inc.	108,461,464	9,761,532
	Elimination of Century share capital		(3,717,263)

June 30, 2018	Balances	1,319,600,506	57,602,104

On January 1, 2018 the Company performed a share split on the basis of 1.33 new Class B common non-voting shares for each presently issued Class B common non-voting share. All share quantities and prices per share in these financial statements are reflected retrospectively on a post-split basis.

(a) Share split on the basis of 1.33 new Class B shares for 1 issued Class B shares.

(b) First tranche of a private placement, issuing 127,598,403 Class B shares at $0.09 share for aggregate gross proceeds of $11,483,856, paying commissions and corporate finance fees totaling $1,033,547 and issued 11,473,856 broker warrants having an exercise price of $0.09 per Class B share and a term to expiry of 2 years. The broker warrants were assigned a grant date value of $546,539 as estimated by using the Black-Scholes valuation model with the following assumptions: share price of $0.09, expected dividend yield of 0%, expected volatility of 100%, risk-free rate of return of 1.83%, and an expected maturity of 2 years.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) June 30, 2018 and 2017

(Expressed in Canadian Dollars)

(c) Non-brokered private placement, issuing 31,536,454 Class B shares at $0.09/share for aggregate proceeds of $2,838,281.

(d) Issuance of 31,848,048 Class B shares as finder’s fees.

(e) Second and final tranche of the private placement, issuing 243,561,510 Class B shares at $0.09/share for aggregate gross proceeds of $21,920,536 paying commissions and corporate finance fees totaling $1,972,848 and issued 21,914,385 broker warrants having an exercise price of $0.09 Class B share and a term to expiry of 2 years. The broker warrants were assigned a grant date value of $1,044,329 as estimated by using the Black-Scholes valuation model with the following assumptions: share price of $0.09, expected dividend yield of 0%, expected volatility of 100%, risk-free rate of return of 1.88%, and an expected maturity of 2 years.

(f) Non-brokered private placement, issuing 12,457,936 Class B shares at $0.09/share for aggregate proceeds of $1,121,214.

(g) On May 8, 2018, FV Pharma closed a non-brokered private placement issuing 1,372,553 Class B shares at $0.09/share for aggregate proceeds of $123,530.

(h) Acquisition of FV Pharma Inc. by way of share exchange (see note 4).

Warrants:

The Company issued warrants in connection with private placements and is disclosed as a separate component of shareholders' equity.

The following table summarize changes in warrant balances from January 1, 2018 to June 30, 2018:

		Exercise
		Price	Opening				Closing
Issue Date	Expiry Date	($)	Balance	Granted	Exercised	Expired	Balance

Sep 15, 2017	Sep. 15, 2022	0.0294	40,000,000	-	-	-	40,000,000
Oct. 20, 2017	Oct. 20, 2019	0.0376	2,405,970	-	-	-	2,405,970
Nov. 1, 2017	Nov. 1, 2019	0.0376	15,629,229	-	-	-	15,629,229
Nov. 14, 2017	Nov. 14, 2019	0.0376	10,731,703	-	-	-	10,731,703
Nov. 21, 2017	Nov. 21, 2019	0.0376	2,153,882	-	-	-	2,153,883
Dec. 21, 2017	Dec. 21, 2019	0.0376	217,974	-	-	-	217,974
Dec. 29, 2017	Dec. 29, 2019	0.0376	215,460	-	-	-	215,460
Jan. 5, 2018	Jan. 4, 2020	0.06	-	7,499,998	-	-	7,499,998
Mar. 9, 2018	Mar. 9, 2020	0.09	-	11,473,856	-	-	11,473,856
Mar. 28, 2018	Mar. 28, 2020	0.09	-	21,914,385	-	-	21,914,385

			71,354,218	40,888,239	-	-	112,242,457

Weighted average exercise price ($)			0.0330	0.0790	-	-	0.0498

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) June 30, 2018 and 2017

(Expressed in Canadian Dollars)

The following table summarize changes in warrant balances from January 1, 2017 to December 31, 2017:

		Exercise	Opening				Closing
		Price
Issue Date	Expiry Date	($)	Balance	Granted	Exercised	Expired	Balance

Sep 15, 2017	Sep. 15, 2022	0.0294	-	40,000,000	-	-	40,000,000
Oct. 20, 2017	Oct. 20, 2019	0.0376	-	2,405,970	-	-	2,405,970
Nov. 1, 2017	Nov. 1, 2019	0.0376	-	15,629,229	-	-	15,629,229
Nov. 14, 2017	Nov. 14, 2019	0.0376	-	10,731,703	-	-	10,731,703
Nov. 21, 2017	Nov. 21, 2019	0.0376	-	2,153,882	-	-	2,153,883
Dec. 21, 2017	Dec. 21, 2019	0.0376	-	217,974	-	-	217,974
Dec. 29, 2017	Dec. 29, 2019	0.0376	-	215,460	-	-	215,460

			-	71,354,218	-	-	71,354,218

Weighted average exercise price ($)			-	0.0330	-	-	0.0330

The fair values of the associated warrants were estimated on their dates of issue using the Black-Scholes option pricing model as follows:

				Risk
				Free	Expected	Average	Expected
		Exercise	Market	Interest	Volatility	Expected	Dividend
		Price	Price	Rate	Range	Life	Yield	Fair Values
Grant Date	Expiry Date	($)	($)	(%)	(%)	(years)	(%)	($)

Sep 15, 2017	Sep. 15, 2022	0.0294	0.0294	1.70	100	5	0	1,492,000
Oct. 20, 2017	Oct. 20, 2019	0.0376	0.0294	1.70	100	2	0	89,743
Nov. 1, 2017	Nov. 1, 2019	0.0376	0.0294	1.70	100	2	0	582,970
Nov. 14, 2017	Nov. 14, 2019	0.0376	0.0294	1.70	100	2	0	400,293
Nov. 21, 2017	Nov. 21, 2019	0.0376	0.0294	1.70	100	2	0	80,340
Dec. 21, 2017	Dec. 21, 2019	0.0376	0.0294	1.70	100	2	0	8,130
Dec. 29, 2017	Dec. 29, 2019	0.0376	0.0294	1.70	100	2	0	8,037

Jan. 5, 2018	Jan. 4, 2020	0.06	0.06	1.70	100	2	0	118,875
Mar. 9, 2018	Mar. 9, 2020	0.09	0.09	1.81	100	2	0	1,005,110
Mar. 28, 2018	Mar. 28, 2023	0.09	0.09	1.79	100	2	0	1,917,509

12. Share based payments

Stock option plan details

On January 5, 2018, the Company adopted a stock option plan to govern the granting of stock options to its directors, officers, key employees, and consultants, to enable them to purchase Class B shares. Under the plan, the maximum number of options outstanding may not exceed 10% of the total number of shares outstanding on the grant date. In addition, the exercise price of an option granted under the plan cannot be less than the fair market value of a share on the grant date. Vesting conditions for shares issued under the plan shall be determined by the Board of Directors at the grant date.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) June 30, 2018 and 2017

(Expressed in Canadian Dollars)

Stock options granted

The following table summarize changes in stock option balances from January 1, 2018 to June 30, 2018:

		Exercise
		Price	Opening				Closing	Vested and
Grant Date	Expiry Date	($)	Balance	Granted	Exercised	Expired	Balance	exercisable

Sep 17, 2017	Sep. 15, 2022	0.0294	40,000,000	-	-	-	40,000,000	40,000,000
Dec. 23, 2017	Dec. 23, 2019	0.025	1,500,000	-	-	-	1,500,000	1,500,000

Jan. 5, 2018	Jan. 5, 2023	0.05	-	29,000,000	-	-	29,000,000	29,000,000
Feb. 25, 2018	Feb. 25, 2023	0.09	-	1,000,000	-	-	1,000,000	1,000,000
Mar. 22, 2018	Mar. 22, 2023	0.09	-	1,000,000	-	-	1,000,000	250,000
Mar. 28, 2018	Mar. 28, 2023	0.09	-	2,500,000	-	-	2,500,000	2,500,000
April 8, 2018	April 8, 2023	0.09	-	15,000,000	-	-	15,000,000	15,000,000
April 9, 2018	April 9, 2023	0.10	-	10,000,000	-	-	10,000,000	2,500,000
June 11, 2018	June 11, 2023	0.09	-	9,000,000	-	-	9,000,000	9,000,000

			41,500,000	67,500,000	-	-	109,000,000

Weighted average exercise price ($)			0.0292	0.0743	-	-	0.0571	0.0537

The following table summarize changes in stock option balances from January 1, 2017 to December 31, 2017:

		Exercise
		Price	Opening				Closing	Vested and
Grant Date	Expiry Date	($)	Balance	Granted	Exercised	Expired	Balance	exercisable

Sep 17, 2017	Sep. 15, 2022	0.0294	-	40,000,000	-	-	40,000,000	40,000,000
Dec. 23, 2017	Dec. 23, 2019	0.025	-	1,500,000	-	-	1,500,000	1,500,000

			-	41,500,000	-	-	41,500,000	41,500,000

Weighted average exercise price ($)			-	0.0292	-	-	0.0292	0.0292

The Company applies the fair value method of accounting for stock-based compensation awards. For valuation purposes, the fair values of options granted were estimated on their dates of grant using the Black-Scholes option pricing model and the following assumptions:

				Risk	Expected	Average	Expected
				Free
		Exercise	Market	Interest	Volatility	Expected	Dividend
		Price	Price	Rate	Range	Life	Yield	Fair Values
Grant Date	Expiry Date	($)	($)	(%)	(%)	(years)	(%)	($)

Sep 17, 2017	Sep. 15, 2022	0.0294	0.0294	1.70	100	5	0	1,495,300
Dec. 23, 2017	Dec. 23, 2019	0.025	0.03	1.66	100	2	0	25,725

Jan. 5, 2018	Jan. 5, 2023	0.05	0.09	1.97	100	5	0	2,134,645
Feb. 25, 2018	Feb. 25, 2023	0.09	0.09	2.05	100	5	0	67,479
Mar. 22, 2018	Mar. 22, 2023	0.09	0.09	2.04	100	5	0	16,868
Mar. 28, 2018	Mar. 28, 2023	0.09	0.09	2.09	100	5	0	168,754
April 8, 2018	April 8, 2023	0.09	0.09	1.97	100	5	0	1,011,000
April 9, 2018	April 9, 2023	0.10	0.10	1.97	100	5	0	187,250
June 11, 2018	June 11, 2023	0.09	0.09	2.10	100	5	0	607,500

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) June 30, 2018 and 2017

(Expressed in Canadian Dollars)

The expected price volatilities were based on the average historic volatility of three similar companies, the historical price data for Augustine is insufficient (based on the remaining life of the stock and compensation options), adjusted for any expected changes to future volatility due to publicly available information.

Options granted are accounted for by the fair value method of accounting for share-based payments. The Company records share-based payments expense over the vesting period and credits reserves for all options granted.

The expected volatility is based on management's estimate of the volatility in the Company's share price over the life of the options. The Company has not paid any cash dividends historically and does not have any plans to pay cash dividends in the foreseeable future. The risk-free interest rate is based on the yield of Canadian benchmark bonds with an equivalent term to maturity. The expected life of the options is based on management's estimate of the time that the options will be outstanding.

13. Related party transactions and balances

During the period ended June 30, 2018, the Company entered into the following transactions with related parties:

(a) Key management personnel are defined as those individuals having authority and responsibility for planning, directing, and controlling the activities of the Company. For the period ended June 30, 2018, the Company's Chief Executive Officer and a director received salary compensation of $96,250 (2017 - $nil). He also received a bonus of $400,000 representing back pay as he had not been paid any remuneration since FV Pharma's inception. He also received a car allowance of $9,000 (2017 - $ nil).

(b) The Company's Vice-President and a director received salary compensation of $137,500 ($2017 - $ nil). Mr. Saeed also received a bonus of $300,000 representing back pay as he had not been paid any remuneration since FV Pharma's inception. Mr. Saeed also received a car allowance of $9,000 (2017 - $nil).

(c) A consultant to the Company who was instrumental in introducing SciCann Therapeutics Inc. to the Company (see note 9) was granted a total of 10,000,000 stock options exercisable at $0.10 per Class B share to expire April 9, 2023. These options vest as at 25% immediately and an additional 25% on the dates that are 6, 12 and 18 months from date of grant.

(d) Key management personnel compensation during the period is comprised of:

June 30, 2018
($)

Salaries and benefits	251,750
Bonuses	700,000
Share based payments	-

All transactions were in the normal course of operations and were recorded at exchange values established, which the consideration is agreed upon by the related parties.

FSD PHARMA INC.

(formerly Century Financial Capital Group Inc.)

Notes to Consolidated Interim Financial Statements (unaudited) June 30, 2018 and 2017

(Expressed in Canadian Dollars)

14. Basic and diluted loss per share

Basic loss per share is calculated by dividing the net loss by the weighted average number of Class B shares outstanding during the period.

June 30, 2018

Loss attributable to Class B shareholders	$12,533,635
Weighted average number of Class B shares	1,077,343,360
Basic and diluted loss per share	$(0.012)

Weighted average number of Class B shares:
Balance, January 1, 2018	762,764,138
Effect of common shares issued during the period	314,579,222
Balance, June 30, 2018	1,077,343,360

The basic and diluted loss per share is the same as the outstanding options and warrants are anti-dilutive.

15. Segmented information

The Company's operations comprise a single reporting operating segment engaged in the production and sale of medical cannabis in accordance with Health Canada’s Access to Cannabis for Medical Purposes Regulation (the “ACMPR”), issued pursuant to the Controlled Drugs and Substances Act (Canada). As operations comprise a single reporting segment, amounts disclosed in the financial statements for loss for the period also represent segment amounts. All of the Company's operations and assets are situated in Canada.

16 Events that occurred subsequent to the reporting date

Investment in SciCann Therapeutics Inc.

Subsequent to the period end, SciCann Therapeutics Inc. raised a total of $17,000,000 in private placement financing, in which the Company participated in the amount of $1,000,000.